Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                     INVESCO VAN KAMPEN SENIOR INCOME TRUST

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Senior Income Trust was held on June 17, 2011. The Meeting was held for the following purpose:

(1) Elect four Class I Trustees, each by the holders of Common Shares of the Fund, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The  results  of  the  voting  on  the  above  matter  were  as  follows:

                                      Votes
Matter                  Votes For   Withheld
-------------------    -----------  ---------
(1)   David C. Arch    164,131,536  5,028,228
      Howard J Kerr    164,023,183  5,136,581
      Jerry Choate     164,100,810  5,058,954
      Suzanne Woolsey  163,939,287  5.220,447